                           CREDIT SUISSE FIRST BOSTON
                             Eleven Madison Avenue
                               New York, NY 10010




American Securities Capital Partners, L.P.
122 East 42nd Street
Suite 2400
New York, NY 10169
                                                                  June 15, 1999


                           Bridge Term Loan Facility
                               Commitment Letter


Ladies and Gentlemen:

                  You have advised Credit Suisse First Boston ("CSFB" or "us") that American Securities Capital Partners, L.P. ("ASCP" or "you") intend to (A) acquire, through one or more wholly owned subsidiaries ("Mergerco"), all of the stock of CPI Corporation ("CPI") pursuant to a merger of Mergerco with and into CPI, with CPI as the surviving corporation (the "Company") and (B) redeem certain of CPI outstanding indebtedness (the "Existing Debt") (such acquisitions and merger together with the redemption of Existing Debt and the transactions contemplated thereby are referred to herein collectively as the "Acquisition").

                  You have advised us that the total amount necessary to consummate the Acquisition and to pay related fees and expenses will be approximately $482.8 million. The approximate sources and uses of such amount are set forth on Annex I to the Summary of Principal Terms and Conditions attached hereto as Exhibit A (the "Term Sheet"). Such amount will be provided by (i) either (x) the issuance and sale by the Company of senior subordinated notes (the "Notes ") for gross proceeds of $150.0 million or (y) the borrowing by the Company of $150.0 million under a bridge term loan facility (the "Bridge Loan Facility"), (ii) term borrowings of $145.0 million by the Company under a senior secured term loan and revolving credit facility aggregating $185.0 million (the "Credit Facility") plus the borrowing of up to $10.0 million under the revolving facility of the Credit Facility, (iii) an aggregate equity contribution of $123.8 million, which shall include the rollover of equity by management of at least $10.0 million (the "Equity Contribution"), and (iv) the application of available cash of CPI, currently estimated at between $62.0 million and $66.0 million (the "Cash Application"). The (a) Acquisition, (b) issuance and sale of the Notes, if any, (c) borrowings under the

Bridge Loan Facility, if any, (d) initial borrowings under the Credit Facility,
(e) the Equity Contribution and (f) the Cash Application are collectively referred to herein as the "Transactions."

                  You have requested that CSFB commit to provide the Bridge Loan Facility. You have received from us (or one of our affiliates), by separate letters, commitments with respect to the Credit Facility.

                  In connection with the foregoing, CSFB is pleased to commit to provide the entire amount of the Bridge Loan Facility upon the terms and subject to the conditions set forth or referred to in this commitment letter and in the Term Sheet (together, the "Commitment Letter").

                  As consideration for CSFB's commitment hereunder and agreement to perform the services described herein, you agree to pay to CSFB the nonrefundable fees set forth in the Term Sheet and in the fee letter dated the date hereof and delivered herewith (the "Fee Letter") and to perform the obligations set forth in the warrant letter dated the date hereof and delivered herewith (the "Warrant Letter").

                  CSFB's commitment hereunder and agreement to perform the services described herein are subject to the satisfaction of each of the conditions set forth or referred to in the Term Sheet. None of such conditions will be waived without your prior consent.

                  You agree that CSFB will act as the administrative agent, advisor and lead arranger for the Bridge Loan Facility, and will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other agents, advisors, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation will be paid in connection with the Bridge Loan Facility unless you and we shall so agree.

                  We reserve the right to syndicate the Bridge Loan Facility (syndicated loans being referred to herein as "Bridge Loans") to a group of financial institutions (together with CSFB, the "Lenders") identified by us in consultation with you. You hereby agree to assist, and to use your best efforts to cause CPI to assist, CSFB in completing a syndication satisfactory to it in the event CSFB elects to do so. Such assistance shall include (i) ASCP and, subject to the immediately preceding sentence, CPI using commercially reasonable efforts to ensure that the syndication efforts benefit materially from their respective existing lending relationships, (ii) direct contact between ASCP's and, subject to the immediately preceding sentence, CPI's senior management and advisors and the proposed Lenders, (iii) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (iv) the hosting, with CSFB, of one or more meetings with prospective Lenders. In addition, CSFB reserves the right to employ the serv-ices of Credit Suisse First Boston Corporation ("CSFBC") in providing services incidental to the provision of the Bridge Loan Facility and any resale of the Bridge Loans or Exchange Notes (as defined in the Term Sheet attached hereto), and you agree that, in connection with the provision of such services, CSFB and CSFBC may share with each other any confidential or other information relating to any of you, the Company and your respective affiliates as from time to time you may possess.

                  It is understood and agreed that CSFB shall be entitled, after consultation with you, to change the pricing, terms and structure of the Bridge Loan Facility, including requiring additional funding of a maximum $15.0 million equity contribution to the Company contributed as equity to the Company (the "Additional Equity Contribution")(which Additional Equity Contribution it is anticipated would be placed into an escrow account to provide for payments of principal and interest on the Bridge Loans) if CSFB determines that such changes are necessary in connection with the funding of the Bridge Loan Facility (provided, that the aggregate principal amount of the Credit Facility remains the same and the interest rates set forth on Exhibit A hereto are not increased more than 100 basis points; provided, in no event shall the interest rate applicable to the Bridge Loans or Exchange Notes exceed 17.0% per annum, and to the extent such rate exceeds 15.0% per annum, such interest may be paid in-kind).

                  CSFB will manage all aspects of the syndication in consultation with you, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, what titles (if any) they will be awarded, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist CSFB in its syndication efforts, ASCP agrees to promptly prepare and provide to CSFB all material information in the possession of ASCP with respect to the Company and the Transactions and the other transactions contemplated hereby, including all material financial information and projections (the "Projections") and use its best efforts to cause CPI to promptly prepare and provide to CSFB all information (subject to necessary consents) with respect to the Company and the Transactions (including the Projections), in each case as we may reasonably request in connection with the arrangement and syndication of the Bridge Loan Facility. ASCP hereby represents and covenants that to its knowledge all written information other than the Projections (the "Information") that has been or will be made available to CSFB by ASCP or its representatives in connection with the Transactions, when taken as a whole, is or will be complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made. ASCP agrees to supplement the Information and the Projections from time to time until the completion of the syndication so that the representation and covenant in the preceding sentence remain correct without regard to when such Information and Projections were furnished. You understand that in arranging and syndicating the Bridge Loan Facility we may use and rely on the Information and Projections without responsibility for independent verification thereof. All representations and covenants in this paragraph will be superseded by the representations and covenants contained in the definitive documentation of the Transactions.

                  ASCP hereby agrees (i) to indemnify and hold harmless CSFB, its affiliates and the respective officers, directors, employees, advisors, and agents of each (each, an "indemnified person") from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Bridge Loan Facility, the use of the proceeds thereof, the Transactions or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing; provided, however, that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they resulted from the willful misconduct or gross negligence of such indemnified person, and
(ii) to reimburse CSFB and its affiliates on demand for all reasonable out-of-pocket expenses (including reasonable due diligence expenses, reasonable syndication expenses, reasonable consultants' fees and expenses (it being understood that the retention of any such consultant will be made with your prior approval), reasonable travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Bridge Loan Facility and any related documentation (including, without limitation, this Commitment Letter, the Fee Letter, the Warrant Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof provided, no reimbursement shall be available under clause (ii) if the Acquisition is not consummated or if CSFB is not prepared to fund the Bridge Loan Facility. No indemnified person shall be liable for any indirect or consequential damages in connection with its activities related to the Bridge Loan Facility.

                  This Commitment Letter and CSFB's commitment hereunder shall not be assignable by you without the prior written consent of CSFB (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and CSFB. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be as effective as delivery of a manually executed counterpart hereof. This Commitment Letter, the Fee Letter and the Warrant Letter are the only agreements that have been entered into between us with respect to the Bridge Loan Facility and set forth the entire understanding of the parties with respect thereto.

                  This Commitment Letter shall be governed by and construed in accordance with the laws of the State of New York. EACH OF THE PARTIES HERETO IRREVOCABLY AGREES TO WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER. ASCP irrevocably and unconditionally submits to the jurisdiction of any state or federal court sitting in the City of New York over any suit, action or proceeding arising out of or relating to this Commitment Letter. Service of any process, summons, notice or document by registered mail addressed to ASCP at its address set forth above shall be effective service of process against ASCP for any such suit, action or proceeding brought in any such court. ASCP irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction ASCP is or may be subject, by suit upon judgment.

                  This Commitment Letter is delivered to you on the understanding that none of this Commitment Letter, the Fee Letter, the Warrant Letter or any of their terms or substance shall be disclosed after the date hereof, directly or indirectly, to any other person except (i) on a confidential basis to your respective officers, agents and advisors who are directly involved in the consideration of this matter or (ii) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof); provided, however, that, after your acceptance of this Commitment Letter, the Fee Letter and the Warrant Letter, you may disclose this Commitment Letter and its terms and substance (but not the Fee Letter or the Warrant Letter or their terms and substance), (x) on a confidential basis, to CPI and its directors, officers, employees, agents and advisors and (y) in the proxy statement and Schedule 13E-3 relating to the Acquisition.

                  The reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter and the Warrant Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or CSFB's commitment hereunder; provided, that upon the consummation of the Acquisition you shall cause the Company to assume each of your obligations under this Commitment Letter, the Fee Letter and the Warrant Letter and upon such assumption by the Company you shall be automatically released from all your obligations and liabilities hereunder and thereunder.

                  If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of each of the Fee Letter and the Warrant Letter by returning to us executed counterparts hereof and of the Fee Letter and the Warrant Letter not later than 5:00 p.m., New York City time, on June 16, 1999. CSFB's commitment and agreements contained herein will expire at such time in the event CSFB has not received such executed counterparts in accordance with the immediately preceding sentence. In the event that the initial borrowing in respect of the Bridge Loan Facility does not occur on or before October 29, 1999, then this Commitment Letter and CSFB's commitment and undertakings hereunder shall automatically terminate unless CSFB shall, in its sole discretion, agree to an extension.

                  CSFB is pleased to have been given the opportunity to assist you in connection with this important financing.

                                          Very truly yours,

                                          CREDIT SUISSE FIRST BOSTON


                                          By: /S/ CHRISTOPHER B. CUNNNINGHAM
                                              --------------------------------
                                              Name:  CHRISTOPHER B. CUNNNINGHAM
                                              Title: DIRECTOR


                                           By: /S/ LAURI A. SIVASLIAN
                                               --------------------------------
                                               Name:  LAURI A. SIVASLIAN
                                               Title: DIRECTOR

Accepted and agreed to as of the
date first written above by:

AMERICAN SECURITIES CAPITAL PARTNERS, L.P.


By: AMERICAN SECURITIES CAPITAL PARTNERS G.P. CORP.,
    its General Partner


By: /s/ MARK E. BANDEEN
   -------------------------
    Name:  Mark E. Bandeen
    Title: Managing Director

By: /s/ MICHAEL G. FISCH
    ------------------------
    Name:   Michael G. Fisch
    Title:  Managing Director

                                                                      EXHIBIT A


                              Bridge Loan Facility
                 Summary of Principal Terms and Conditions(1)


Borrower:                             CPI after giving effect to the
                                      Acquisition (referred to in this Exhibit
                                      A as the "Borrower").

Facility:                             $150,000,000 aggregate principal amount
                                      bridge term loan facility ("Bridge Loan
                                      Facility")

Lead Arranger and Administrative
Agent:                                Credit Suisse First Boston ("CSFB" or
                                      "Agent").

Rank: The loans under the Bridge Loan Facility (the "Bridge Loans") will be subordinated to all Senior Debt (to be defined), including the Credit Facility, and will rank pari passu with all senior subordinated debt of the Borrower.

Guarantees:                           All obligations of the Borrower under the
                                      Bridge Loan Facility will be
                                      unconditionally guaranteed on a senior
                                      subordinated basis by each subsidiary of the Borrower providing guarantees under the Credit Facility.

Use of Proceeds:                      On the date of closing of the Acquisition
                                      (the "Closing Date"), proceeds from
                                      either (x) the issuance and sale of the
                                      Notes or (y) the borrowing under the
                                      Bridge Loan Facility will be used to
                                      finance, in part, the Acquisition and to pay related fees and expenses. The additional funds necessary to consummate the Acquisition will be provided by the Credit Facility, the Equity Contribution and the Cash Application. The approximate sources and uses of such funds are set forth on Annex I.

Funding: The Lenders will fund the Bridge Loans simultaneously with the consummation of the other Transactions on the Closing Date.

Notes:                                The Borrower will use its reasonable
                                      efforts to issue ap-

---------
(1) all capitalized terms used but not defined herein have the meanings given to them in the commitment Letter to which this term sheet is attached.

                                      proximately $150,000,000 principal amount of the Notes in lieu of borrowing the Bridge Loans. In the event that the Borrower has not issued the Notes prior to the Closing Date, the Borrower will use its reasonable efforts to refinance the Bridge Loans as promptly as practicable after the Closing Date.

Maturity/Exchange:                    The Bridge Loans will mature on the date
                                      which is 364 days after the Closing Date
                                      (the "Maturity Date"). If the Bridge
                                      Loans are not repaid in full on or prior to the Maturity Date, the Lender thereof will have the option at any time or from time to time on or after the Maturity
                                      Dateto receive, in exchange for such
                                      Bridge Loans or portion thereof, exchange notes (the "Exchange Notes") having the terms set forth in the Exchange Notes
                                      Term Sheet below. If any Lender does not exchange its Bridge Loan for Exchange
                                      Notes on the Maturity Date, such Lender
                                      shall be required to extend the maturity of such Bridge Loan to the tenth anniversary of the Closing Date (the
                                      "Final Maturity Date").

Interest Rates:                       Prior to the Maturity Date, the Bridge
                                      Loans will accrue interest at the greater of a rate per annum equal to (i) 3 month
                                      Adjusted LIBOR plus the applicable spread
                                      (as described below) or (ii) the CSFBC
                                      Single-B High Yield Index Rate plus the
                                      applicable spread.

                                      The applicable spread will initially be
                                      (i) for the Adjusted LIBOR, 700 basis
                                      points and (ii) for the CSFBC Single-B
                                      High Yield Index Rate, 100 basis points, and in either case will increase by 50 basis points at the end of each subsequent three-month period subsequent to the Closing Date until the Maturity Date, as extended.

                                      In the event CSFB shall not have
                                      completed its syndication of the Bridge
                                      Loan Facility on or prior to the Closing
                                      Date, the Borrower may elect that the
                                      Bridge Loans bear interest at the
                                      Alternative Base Rate (as defined below).
                                      If the Borrower elects at such time for
                                      the Bridge Loans to bear interest based
                                      on LIBOR, the Borrower will reimburse
                                      CSFB for breakage costs associated with
                                      its syndication activities. In no event
                                      shall the interest
                                      rate on the Bridge Loan Facility exceed
                                      the highest lawful rate permitted under
                                      applicable law.

                                      Adjusted LIBOR will at all times include statutory reserves.

                                      In the event that Adjusted LIBOR cannot
                                      be determined, or any Lender is unable to maintain a loan accruing interest at Adjusted LIBOR, the affected Bridge Loan will accrue interest until the Maturity Date at the "Alternate Base Rate," which will be the higher of (i) CSFB's Prime Rate, (ii) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserves requirements) plus 1% and (iii) the Federal Funds Effective Rate plus 1/2 of 1%, plus in each case the applicable spread less 100 basis points.

                                      Notwithstanding the foregoing paragraphs,
                                      (i) in no event shall the interest rate
                                      on the Bridge Loans in effect at any time prior to the Maturity Date exceed 17.0% per annum and (ii) to the extent that the interest rate on the Bridge Loans exceeds 15.0% per annum, the Borrower may, at its option, cause such excess to be paid in-kind.

                                      Following the Maturity Date, all
                                      outstanding Bridge Loans will accrue
                                      interest at the rates provided for the
                                      Exchange Notes in Exhibit A Annex,
                                      subject to the absolute and cash caps
                                      therein.

                                      Calculation of interest shall be on the
                                      basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of Bridge Loan based on the Alternate Base Rate).

Interest Payments:                    Interest will be payable in arrears (i)
                                      for Adjusted LIBOR loans, at the end of
                                      each Adjusted LIBOR period (which shall
                                      be one, two or three months, at the
                                      option of the Company) and on the
                                      Maturity Date, (ii) for Alternate Base
                                      Rate loans, at the end of each fiscal
                                      quarter following the Closing Date and on the Maturity Date and (iii) for Bridge
                                      Loans outstanding after the Maturity
                                      Date, at the end of each fiscal quarter
                                      following the Maturity Date and the date on which such Bridge Loans are repaid in full.

Mandatory Prepayments:                So long as no event of default under the
                                      Credit Facility has occurred and is
                                      continuing, the Bridge Loans will be
                                      required to be prepaid, subject to the
                                      provisions of the Credit Facility and
                                      other exceptions to be mutually agreed,
                                      by the Borrower with:

                                      (i) 100% of the net proceeds of the
                                      issuance or incurrence of debt; and

                                      (ii) 100% of the net proceeds from any
                                      issuance of equity securities in any
                                      public offering or private placement or
                                      from any capital contribution.

Optional Prepayments:                 Bridge Loans may be repaid at any time
                                      upon ten days' prior notice to the Agent, in whole or in part at the option of the Borrower, in a minimum principal amount and in multiples to be agreed upon, without premium or penalty (except breakage costs).

Conditions to Closing:                The conditions set forth on Annex II.

Representations and Warranties:       Usual for facilities and transactions of
                                      this type with materiality and other
                                      customary qualifications to be agreed
                                      upon, including but not limited to
                                      accuracy of financial statements and
                                      information; no material adverse change;
                                      absence of litigation; no violation of
                                      agreements or instruments; compliance
                                      with laws; payment of taxes; ownership of properties; solvency; effectiveness of regulatory approvals; labor matters; and environmental matters.

Affirmative Covenants:                Usual for facilities and transactions of
                                      this type with materiality and other
                                      customary qualifications to be agreed
                                      upon, including but not limited to
                                      maintenance of corporate existence and
                                      rights; performance of obligations;
                                      delivery of audited financial statements, other financial information and notices of default and litigation; maintenance of properties in good working order;
                                      maintenance of insurance; compliance with laws; inspection of books and properties;
                                      further assurances; and payment of taxes.

                                      In addition, the Borrower will use its
                                      reasonable efforts to file a registration statement under the Securities Act or prepare an offering memorandum covering the issuance or sale of debt securities (the "Securities") to be issued in a public offering or private placement to refinance in full the Bridge Loan Facility (the "Loan Refinancing") and use its reasonable efforts to the extent within its power to consummate such Loan Refinancing as soon as possible after the Closing Date in an amount sufficient to refinance all amounts outstanding under the Bridge Loan Facility documents and on such terms and conditions (including, without limitation, interest rate, yield, redemption prices and dates) as CSFBC may in its reasonable judgment determine to be appropriate in light of prevailing circumstances and market conditions and the financial condition and prospects of the Borrower. The indenture for the Securities will be in form and substance reasonably satisfactory to CSFBC and the Borrower; provided, that so long as the Borrower has received at least a B-rating or higher from S&P and at least a B3 rating or higher from Moody's, the Borrower will not be obligated to issue any such Securities having an interest rate in excess of the lesser of (x) CSFBC Single-B High Yield Index Rate plus 300 basis points and (y) 18 1/2% per annum; and provided, further, regardless of the ratings received by the Borrower, in no event will the Borrower be obligated to issue any Securities having an interest rate in excess of 18 1/2% per annum. If the Securities are issued in a transaction not registered under the Securities Act to effect the Loan Refinancing, the Secu-rities shall be entitled to the benefit of a registration rights agreement to be entered into by the Borrower in customary form reasonably acceptable to CSFBC, the Borrower and any guarantors of such Securities.

Negative Covenants:                   Usual for facilities and transactions of
                                      this type with exceptions to be agreed
                                      upon, including but not limited to
                                      limitations on dividends on, and
                                      redemptions and repurchases of, capital
                                      stock; limitations on prepayments,
                                      redemptions or repurchases of parri passu and subordinated debt; limitations on liens and sale-leaseback transactions;
                                      limitations on loans and investments;
                                      limitations on debt issuances (including, without limitation, convertible indebtedness and preferred stock of subsidiaries); limitations on mergers, acquisitions and asset sales; limitations on transactions with affiliates;
                                      limitations on dividend and other
                                      restrictions affecting subsidiaries;
                                      limitations on issuance of subsidiary
                                      capital stock; limitations on changes in business; limitations on amendment of debt and other material agreements; and limitations on capital expenditures;
                                      provided, certain of such covenants shall contain provisions adjusting the terms thereof for Bridge Loans outstanding after the Maturity Date to reflect the same terms as shall be applicable to the Exchange Notes, if any.

Events of Default:                    Usual for facilities and transactions of
                                      this type with customary provisions for
                                      notice, grace periods and threshold
                                      levels to be agreed upon, including but
                                      not limited to nonpayment of principal,
                                      interest, fees or letter of credit
                                      reimbursement obligations; violation of
                                      covenants; incorrectness of
                                      representations and warranties in any
                                      material respect; cross default and cross acceleration; bankruptcy; material judgments; ERISA; actual or asserted invalidity of the guarantees; provided, certain of the events of default shall contain provisions adjusting the terms thereof for Bridge Loans outstanding after the Maturity Date to reflect the same terms as shall be applicable to the Exchange Notes, if any.

Yield Protection and Increased
Costs: Usual for facilities and transactions of this type.

Assignments and Participations:       Neither the Borrower nor any guarantor
                                      may assign its rights or obligations in
                                      connection with the Bridge Loan Facility without the prior written consent of all the Lenders.

                                      Lenders will have the absolute and
                                      unconditional right to assign Bridge
                                      Loans and commitments without restriction
                                      (except the consent of the Borrower if
                                      such assignment would result in increased costs or involves less than $2.0 million in aggregate principal amount of loans). Assignments will be by novation which will release the obligation of the assigning Lender. During the syndication process, CSFB will inform the Borrower of the names of potential Lenders that it is approaching. CSFB will act as Agent for all assignees (if any) holding Bridge Loans from time to time.

                                      Lenders will be permitted to participate their Bridge Loans to other financial institutions without restriction.
                                      Participants will have the same benefits as the selling Lenders would have with regard to yield protection and increased costs and provision of information on the Borrower.

Voting: Amendments and waivers of any provision of any Bridge Loan document will require the approval of Lenders holding Bridge Loans and commitments representing a majority of the aggregate amount of the Bridge Loans and commitments under the Bridge Loan Facility, except that the consent of all affected Lenders shall be required with respect to (a) increases in commitments, (b) reductions of principal, interest or fees, (c) extensions of the date on which principal, interest or fees are due and (d) release of any guarantor.

Expenses and Indemnification:         In addition to those reasonable
                                      out-of-pocket expenses reimbursable under the Commitment Letter, all reasonable out-of-pocket expenses of the Agent (and the Lenders for enforcement costs and documentary taxes) associated with the preparation, execution and delivery of any waiver or modification (whether or not effective) of, and the enforcement of, any Bridge Loan document or any document relating to the refinancing of the Bridge Loans
                                      (including the reasonable fees,
                                      disbursements and other charges of
                                      counsel for the Agent) are to be paid by the Borrower. The Borrower will indemnify the Agent and the other Lenders and hold them harmless from and against all reasonable costs, expenses (including reasonable fees, disbursements and other charges of counsel) and liabilities arising out of or relating to any litigation or other proceeding
                                      (regardless of whether the Agent or any
                                      such other Lender is a party thereto)
                                      that relate to the Transactions or any
                                      transactions related thereto or the
                                      refinancing of the Bridge Loan, provided that neither the Agent nor any such other
                                      Lender will be indemnified for costs,
                                      expenses or liabilities which have
                                      resulted from such person's own gross
                                      negligence or willful misconduct.

Governing Law and Forum:              New York

Waiver of Jury Trial:                 In customary form.

Counsel to Agent:                     Cahill Gordon & Reindel

                           Exchange Notes Term Sheet

Issuer: The Company will issue Exchange Notes under an indenture which complies with the Trust Indenture Act (the
                                      "Indenture"). The Company in its capacity as issuer of Exchange Notes is referred to as the "Issuer."

Principal Amount:                     The Exchange Notes will be available only
                                      in exchange for the Bridge Loans. The face amount of any Exchange Note will equal
                                      100% of the aggregate principal amount
                                      (including any accrued interest not
                                      required to be paid in cash) of the Bridge
                                      Loan for which it is exchanged.

Maturity Date:                        The Exchange Notes will mature at the end
                                      of the tenth year after the Closing Date.

Interest Rate:                        Exchange Notes will bear interest at a
                                      rate equal to the Initial Rate (as
                                      defined below) plus the Exchange Spread
                                      (as defined below). Notwithstanding the
                                      foregoing, the interest rate on Exchange
                                      Notes in effect at any time shall not
                                      exceed 17.0% per annum, and to the extent that the interest payable on Exchange
                                      Notes exceeds a rate of 15.0% per annum, the Issuer may, at its option, cause such excess interest to be paid by issuing additional Exchange Notes in a principal amount equal to such excess portion of interest. Interest on Exchange Notes will be payable semiannually in arrears.

                                      In no event shall the interest rate on
                                      the Exchange Notes exceed the highest
                                      lawful rate permitted under applicable
                                      law.

                                      "Exchange Spread" shall mean 50 basis
                                      points during the 3 month period
                                      commencing on the Maturity Date and shall increase by 50 basis points at the beginning of each subsequent 3 month period.

                                      "Initial Rate" shall be determined on the Maturity Date and shall equal the greater of (a) the interest rate borne by Bridge Loans on the day immediately preceding the

                                      Maturity Date or (b) the Treasury Rate
                                      (as defined below), on the Maturity Date, plus the 500 basis points or (c) the CSFBC Single-B High Yield Index Rate on the Maturity Date, plus 200 basis points.

                                      "Treasury Rate" means (i) the rate borne by direct obligations of the United States maturing on the tenth anniversary of the Closing Date and (ii) if there are no such obligations, the rate determined by linear interpolation between the rates borne by the two direct obligations of the United States maturing closest to, but straddling, the tenth anniversary of the Closing Date, in each case as published by the Board of Governors of the Federal Reserve System.

Rank: Exchange Notes will rank pari passu with Bridge Loans.

Change of Control Offer:              The Borrower will be required to make an
                                      offer to purchase all Exchange Notes upon the occurrence of a Change of Control (to be defined).

Optional Redemption:                  The Exchange Notes will be subject to
                                      redemption restrictions and premiums
                                      typical for high yield securities.

Registration Rights:                  The Issuer will use its reasonable
                                      efforts to file an exchange offer
                                      registration statement or a shelf
                                      registration statement no later than the 30th day after issuance of the Exchange
                                      Notes, and the Issuer will use its
                                      reasonable efforts to cause such
                                      registration statement to become
                                      effective within 150 days after issuance and remain effective and available
                                      (subject to customary exceptions) until
                                      it is no longer needed to permit
                                      unrestricted resales of such Exchange
                                      Notes, but in no event longer than two
                                      years from the date of issuance of any
                                      such Exchange Notes. If the registration statement ceases to be effective or ceases to be useable in connection with resales of such Exchange Notes (subject to customary exceptions), cash interest will accrue and be payable (in addition to interest otherwise accruing on the Exchange Notes) at a rate of 0.5% per annum until such default shall be cured.The Issuer agrees, at its expense, to use its reasonable best efforts to assist CSFB in connection with resales of any of the Exchange
                                      Notes, including making its senior
                                      officers available to CFSB to assist in
                                      the preparation of marketing materials
                                      relating to any resales, to participate
                                      in due diligence sessions and to
                                      participate in road shows or other
                                      presentations to prospective purchasers
                                      of such Exchange Notes.

Right to Transfer Exchange Notes:     The holders of the Exchange Notes shall
                                      have the absolute and unconditional right to transfer such Exchange Notes to any third parties (including affiliates of such holders) in compliance with applicable law.

Covenants:                            Those typical for an indenture governing
                                      a high-yield senior subordinated note
                                      issue with the same negative covenants as shall be applicable to the Bridge Loans after the Maturity Date.

Events of Default:                    Those typical for an indenture governing
                                      a high-yield subordinated note issue.

Governing Law and Forum:              New York.

                                                                        ANNEX I

                           Sources and Uses of Funds
                (in millions of U.S. dollars (except footnotes))
                         (all figures are approximate)

-----------------------------------------      -------------------------------------------
              SOURCES OF FUNDS                                 USES OF FUNDS
-----------------------------------------      -------------------------------------------
Revolving Credit Facility(1)         $0.0      Redemption of Senior Notes(2)        $62.2
Term Loan A                          40.0      Debt Repurchase Premium                3.6
Term Loan B                         105.0      Purchase of Equity3                  388.2
Notes/Bridge Loan Facility          150.0      Estimated Transaction Costs           28.8
Equity Contribution                 123.8                                          ------
Cash Application                     64.0
                                   ------
Total Sources                      $482.8      Total Uses                          $482.8
                                   ======                                          ======

---------
(1) $40.0 million available on the Closing Date (up to $10.0 million of which may be drawn upon Closing Date).
(2) Includes $2.2 million of accrued interest payment due June 15, 1999.
(3) Purchase of equity at $37.0 per share (includes options).

                                                                       ANNEX II


                                   CONDITIONS


                  The commitments of Credit Suisse First Boston ("CSFB") pursuant to the Bridge Term Loan Facility Commitment Letter dated June 15, 1999 (the "Commitment Letter"), between CSFB and American Securities Capital Partners, L.P., ("ASCP") shall be subject to the following conditions (capitalized terms used but not defined herein shall, unless otherwise specified, have the meanings assigned to such terms in the Commitment Letter and other letters between ASCP and CSFB or its affiliates (the "Letters") relating to the Transactions):

                  (i) after the date of the Letters, no information or other matter becomes known to CSFB that CSFB reasonably determines is inconsistent in a material and adverse manner with (a) any information or other matter disclosed to CSFB prior to the date of the Letters or
         (b) any information or other matter obtained by CSFB during its due diligence investigation;

                  (ii) there shall not have occurred any event or events, adverse condition or change in or affecting the Company, that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect;

                  (iii) the preparation, execution and delivery of definitive documentation reasonably satisfactory to CSFB, in connection with (a) the Bridge Loans or the Notes, as the case may be and, (b) the Credit Facility;

                  (iv) the Transactions shall have been consummated or shall be consummated simultaneously on the Closing Date, in each case in all material respects in accordance with the terms hereof and the terms of the relevant documentation therefor (and without the waiver of any material terms);

                  (v) CSFB shall be reasonably satisfied as of the Closing Date with the material terms and conditions of each agreement entered into in connection with the Transactions, including any Additional Equity Contribution CSFB may request in accordance with the Commitment Letter;

                  (vi) CSFB shall be reasonably satisfied as to the amount and nature of any environmental expenses to which the Company may be subject, and the plans of the Company with respect thereto;

                  (vii) all requisite governmental authorities (including any antitrust authorities) and third parties shall have approved or consented to the Transactions and the other transactions contemplated by the Commitment Letter to the extent required, in each case to the extent failure to obtain such consent or approval, singly or in the aggregate, could reasonably be expected to have a Material Adverse Effect, and there shall be no governmental or judicial action, actual or threatened, that has a reasonable likelihood of restraining, preventing or imposing materially burdensome conditions on the Transactions or the other transactions contemplated hereby;

                  (viii) CSFB shall have received a certificate reasonably satisfactory in all respects to CSFB from the chief financial officer of the Company to the effect that, after giving effect to the Transactions, the Company will not (a) be insolvent, (b) be rendered insolvent by the indebtedness incurred in connection therewith, (c) be left with unreasonably small capital with which to engage in its business or (d) have incurred debts beyond its ability to pay such debts as they mature;

                  (ix) after giving effect to the Transactions and the affiliation agreements to be entered into in connection therewith, the ratio of (a) consolidated total debt of the Company as of the Closing Date to (b) EBITDA (to be defined to exclude certain non-recurring expenses as shall be agreed to by CSFB) of the Company for the twelve-month period ending with the fiscal quarter immediately preceding the Closing Date must be less than 5.0 to 1.0;

                  (x) after giving effect to the Transactions and the other transactions contemplated by the Letters, the Company and its subsidiaries shall have outstanding no indebtedness for borrowed money or preferred stock other than (a) the loans under the Credit Facility and (b) the Bridge Loan Facility or the Notes, as the case may be and the Company shall have received at least a B- rating or higher from S&P and at least a B3 rating or higher from Moody's;

                  (xi) customary closing conditions for transactions similar to the Bridge Loan Facility, including without limitation (a) the accuracy in all material respects of all representations and warranties, (b) the absence of any defaults, prepayment events or creation of liens under debt instruments or other agreements as a result of the Transactions and the other transactions contemplated by the Letters, (c) the execution and delivery of the guarantees, (d) compliance in all material respects with applicable laws and regulations (including employee health and safety, margin regulations and environmental laws), (e) obtaining reasonably satisfactory insurance, (f) evidence of authority and (g) the receipt by CSFB of reasonably satisfactory legal opinions and accountants' comfort letters;

                  (xii) there shall not have occurred after the date of the Letters (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the counter market in any Applicable Jurisdiction, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in any Applicable Jurisdiction, (c) the commencement of a war, armed hostilities or other international or national calamity or emergency, directly or indirectly involving any Applicable Jurisdiction, (d) any limitations (whether or not mandatory) imposed by any governmental authority on the nature or extension of credit or further extension of credit of the type contemplated in connection with the Transactions by banks or other lending institutions, (e) in the case of the foregoing clauses (c) and (d), a material escalation or worsening thereof, or (f) any other material adverse change in banking or capital market conditions that has had or reasonably could have a material adverse effect on the syndication of leveraged bank credit facilities similar to the Bridge Loan Facility or the consummation of high-yield offerings (or any securities offerings in lieu thereof), that, in any such case described in the foregoing clauses (a) through (f), CSFB shall reasonably determine makes it impracticable to consummate the offering of the Notes or the syndication of the Bridge Loans, in each case prior to the termination date provided for in the Letters;

                  (xiii) CSFB's reasonable satisfaction that, immediately prior to and during the marketing period for (a) the offering of the Notes (or any securities offerings in lieu thereof) or the syndication of the Bridge Loan Facility, as the case may be, there shall be no competing issues of debt securities (other than the Credit Facility) or commercial bank facilities of the Company or any of its subsidiaries;

                  (xiv) payment of fees and expenses earned and due upon the Closing Date; and

                  (xv) to the extent required by the Warrant Letter the Warrants shall have been issued and placed into escrow for the benefit of the Lenders in accordance with the terms of the Warrant Letter.

                  "Applicable Jurisdiction" means the United States and New York State.

                  "Material Adverse Effect" shall mean a material adverse effect on the business, results of operations or financial condition of the Company and its subsidiaries taken as a whole.